CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 10, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:     First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust")
                         File Nos. 811-22519 and 333-171759
              -------------------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on August 5, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Eurozone AlphaDEX(R) ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      With respect to footnote 2 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

       It is confirmed that the Fund will not pay 12b-1 fees for at least one year from the date of this prospectus.


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Karen Rossotto
October 10, 2014
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Provide more detailed disclosure, in plain English, regarding the Index's security selection methodology.

RESPONSE TO COMMENT 2

      The disclosure has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Provide more detailed disclosure regarding the definition of "Eurozone" as it relates to the Fund's principal investment strategy. How does the Index's selection methodology determine whether a certain issuer is eligible to be included in the "Eurozone?" Does the company have to be domiciled, incorporated or doing business in the Eurozone?

RESPONSE TO COMMENT 3

      The disclosure has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

       Provide more detailed disclosure regarding the AlphaDEX(R) selection methodology and define the term "alpha." Move the description of the selection methodology contained in the "Index Information" section of the statutory prospectus to the "Principal Investment Strategies" section of the summary prospectus.

RESPONSE TO COMMENT 4

      The disclosure has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to the Fund's investment in mid cap securities, disclose the mid cap market capitalization range.


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Karen Rossotto
October 10, 2014
Page 3



RESPONSE TO COMMENT 5

      Because the mid cap market capitalization range is constantly changing with shifts in the overall stock market, the Advisor does not believe any range provided would be accurate on an ongoing basis.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      As described in the "Additional Information on the Fund's Investment Objective and Strategies" section of the statutory prospectus, if the Fund's sampling policy to overweight certain securities in the Index is a principal investment strategy, move that disclosure to "Principal Investment Strategies" section of the summary prospectus.

RESPONSE TO COMMENT 6

      This sampling policy is not a part of the Fund's principal investment strategy.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Explain how the Index's semi-annual rebalance is consistent with the AlphaDEX selection methodology, which focuses on generating "positive alpha relative to traditional passive-style indices."

RESPONSE TO COMMENT 7

      While the Fund is not actively-managed, the Advisor believes that a semi-annual rebalance based on the AlphaDEX selection methodology has the potential to provide positive results relative to a static portfolio of similar securities.

COMMENT 8 - PRINCIPAL RISKS

      With respect to the Depositary Receipts Risk, provide the appropriate risk disclosure if the Fund anticipates investing in unsponsored depositary receipts.

RESPONSE TO COMMENT 8

      The Fund does not currently anticipate holding any securities in the form of unsponsored depositary receipts.


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Karen Rossotto
October 10, 2014
Page 4



COMMENT 9 - PRINCIPAL RISKS

      Move this first sentence under "Europe Investment Risk," "The Fund invests in securities issued by companies operating in Europe," to the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 9

      The disclosure has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      If investing in financial companies is a part of the Fund's principal investment strategy, include relevant disclosure in the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 10

      The disclosure has been revised to reflect that "the Fund may invest in financial companies and will be concentrated in a sector or industry to the extent that the Index is so concentrated."

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      If investing in the securities of companies operating in emerging markets is a part of the Fund's principal investment strategies, include relevant disclosure in the "Principal Investment Strategies" section and corresponding risk disclosure.

RESPONSE TO COMMENT 11

       Investing in the securities of companies operating in emerging markets is not a part of the Fund's principal investment strategies.

COMMENT 12 - PRINCIPAL RISKS

      If investing in small-cap companies is a part of the Fund's principal investment strategies, include relevant disclosure in the "Principal Investment Strategies" section and corresponding risk disclosure.


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Karen Rossotto
October 10, 2014
Page 5



RESPONSE TO COMMENT 12

       Investing in small-cap companies is not a part of the Fund's principal investment strategy. The disclosure has been revised accordingly.

COMMENT 13 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      Revise the disclosure to clarify that the Fund's use of derivatives is not a part of the Fund's principal investment strategy.

RESPONSE TO COMMENT 13

      The disclosure has been revised in accordance with this comment.

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      If derivatives are used by the Fund, particularly with respect to the Fund's policy to invest at least 90% in common stocks and/or depositary receipts that comprise the Index, disclose that such derivatives will be valued according to their market value and not their notional value.

RESPONSE TO COMMENT 14

      Any derivatives in which the Fund invests will not count towards the Fund's 90% investment in securities which comprise the Index.

 COMMENT 15 - FUND INVESTMENTS

      Clarify more specifically which types of securities listed under "Equity Securities" are a part of the Fund's principal investment strategy. Provide additional disclosure regarding the "other securities with equity characteristics."

RESPONSE TO COMMENT 15

       The disclosure has been revised in accordance with this comment. The phrase "other securities with equity characteristics" has been removed from the prospectus.


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Karen Rossotto
October 10, 2014
Page 6



COMMENT 16 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Explain what is meant by "Other Risks" on page 10 of the prospectus. How are certain risk factors identified as "Other Risks?"

RESPONSE TO COMMENT 16

      "Other Risks" represent potential risks that are not related to the Fund's principal investment strategy, but to avoid any confusion the section has been renamed, "Non-Principal Risks."


COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Remove the phrase "owned by the ETFs" under "Issuer Specific Changes
Risk."

RESPONSE TO COMMENT 17

      The disclosure has been revised in accordance with this comment.

 COMMENT 18 - FLUCTUATION OF NET ASSET VALUE

      Revise the disclosure to state that the Fund's shares may trade below, at or above net asset value because they trade on an exchange at market prices and not at net asset value.

RESPONSE TO COMMENT 18

      The disclosure has been revised in accordance with this comment.

 COMMENT 19 - FLUCTUATION OF NET ASSET VALUE

      Revise the disclosure to clarify that Creation Units are not available to retail investors.

RESPONSE TO COMMENT 19

      The disclosure has been revised to reflect that "Creation Units are available only to broker-dealers and large institutional investors that have entered into participation agreements."


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Karen Rossotto
October 10, 2014
Page 7



COMMENT 20 - INDEX INFORMATION

      Revise the disclosure to describe the Index methodology in plain English and move relevant disclosure from this section to the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 20

      A condensed version of the index methodology has been included in the "Principal Investment Strategies" section. Because of the technical nature of the selection process, the Advisor believes that revising the "Index Information" section will reduce clarity to the Index methodology.

COMMENT 21 - INDEX INFORMATION

      As growth and value factors appear to be a part of the Index construction methodology consider whether it would be appropriate to include risk disclosure regarding growth and value companies.

RESPONSE TO COMMENT 21

       Risk disclosure relating to growth and value investing has been added to the "Non-Principal Risks" section of the prospectus.

COMMENT 22 - INDEX INFORMATION

      Move or copy the disclosure from step 6 of the Index methodology regarding country/sector constraints to the "Principal Investment Strategies" section.

RESPONSE TO COMMENT 22

       The disclosure has been revised in accordance with this comment.

COMMENT 23 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND POLICIES

      Explain how the Fund's investment in certain futures, forward contracts and options, as discussed in (2) under "Investment Objective and Policies," will be valued for purposes of the Fund's 300% asset coverage with respect to any borrowings.


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Karen Rossotto
October 10, 2014
Page 8



RESPONSE TO COMMENT 23

      The reference to "futures, forward contracts and options has been eliminated from that fundamental policy.

COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND POLICIES

      If the Fund has adopted a policy pursuant rule 35d-1 of the Investment Company Act of 1940, as amended, include disclosure regarding such policy in the "Principal Investment Strategies" section of the prospectus.

RESPONSE TO COMMENT 24

      The Fund has not adopted a policy pursuant rule 35d-1 of the Investment Company Act of 1940, as amended.

COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      If the Fund invests in EDRs and GDRs as a part of its principal investment strategy, include relevant disclosure in the prospectus.

RESPONSE TO COMMENT 25

      The fund may invest in EDRs and GDRs; however, this is not a part of the Fund's principal investment strategies.

COMMENT 26 - STATEMENT OF ADDITIONAL INFORMATION - HEDGING STRATEGIES

      The disclosure states that "the use of futures is not a part of the principal investment strategy of the Fund." Disclose whether the use of any other derivatives is a part of the Fund's principal investment strategy.

RESPONSE TO COMMENT 26

      The disclosure has been revised to reflect that the use of other derivatives is not a part of the Fund's principal investment strategies.


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Karen Rossotto
October 10, 2014
Page 9



                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP


                                            By: /s/ Morrison C. Warren
                                                ------------------------------
                                                    Morrison C. Warren